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Re:          Kiniksa Pharmaceuticals, Ltd. Registration Statement on Form S-1 (CIK No. 0001730430)

Dear Ms. Hayes:

On behalf of Kiniksa Pharmaceuticals, Ltd. (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 29, 2018 with respect to the Company’s draft Registration Statement on Form S-1 (the “Initial Confidential Registration Statement”).  This letter is being submitted together with an amendment to the Initial Confidential Registration Statement (as amended, the “Confidential Registration Statement”), which has been revised to address the Staff’s comments. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. For the Staff’s convenience, we are also sending, by courier, copies of this letter and marked copies of the Confidential Registration Statement that reflect changes made to the Initial Confidential Registration Statement.

Form DRS S-1

Overview, page 1

1.                                                  Your product candidates are still in early stages of clinical trials with no available data related to clinical trials for your target indications and no Phase 3 trials having been completed. Therefore, your statements that your product candidates have the potential to be “best-in-class or the first approved treatment” are premature. Please delete these statements throughout your registration statement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 2, 90, 105, 110 and 114 of the Confidential Registration Statement.

Prospectus Summary

Our Programs, page 1

2.                                                  Please balance your discussion of the potential of ARCALYST for the treatment of recurrent pericarditis by disclosing the complete response letter issued by the U.S. Food and Drug Administration (FDA) to your licensor described on page 110. Please also balance your discussion of the potential of mavrilimumab for the treatment of GCA by disclosing the previous clinical hold issued by the FDA to your licensor described on page 112.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 2 and 105 of the Confidential Registration Statement. The Company also respectfully advises the Staff that it has not included disclosure in the prospectus summary section of the Confidential Registration Statement regarding the complete response letter issued by the FDA to its licensor as described on page 111 of the Confidential Registration Statement. The FDA’s complete response letter pertains to studies conducted by Regeneron for the treatment of gout, which is a disease that impacts a different patient population than those who have recurrent pericarditis. The complete response letter commented on requiring additional trials for the treatment of gout given that particular patient population, as well as manufacturing matters relating to a new dosage form for ARCALYST, which is not the existing dosage form for the approved CAPS indication. These comments are specific to Regeneron’s application for gout and not relevant to the Company’s clinical development path for pericarditis, which is using the approved dosage form for ARCALYST. Accordingly, the Company respectfully advises the Staff that it does not believe it is necessary to describe the response letter from the FDA in the prospectus summary section of the Confidential Registration Statement as it is not material to the Company.

3.                                                  We note your disclosure that you have not yet commenced your Phase 2 clinical trial of mavrilimumab for the treatment of giant cell arteritis (GCA). Please revise your pipeline development chart to shorten the bar for this indication so that it reflects the current stage of development.

Response: In response to the Staff’s comment, the Company has revised the pipeline development chart on pages 2 and 106 of the Confidential Registration Statement.

4.                                                  Please provide a brief description of the target indications the first time they are referenced.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 2, 105 and 106 of the Confidential Registration Statement.

5.                                                  Additionally, revise your pipeline table to specifically identify the “Autoimmune” targets related to KPL-045 and KPL-404 and remove the “Discovery” item from the table. If your product candidates are not at a stage where you are able to identify the product candidate and target indication, including them in a pipeline table is premature.

Response: In response to the Staff’s comment, the Company has revised the pipeline development chart on pages 2 and 106 of the Confidential Registration Statement.

Our Strategy, page 3

6.                                                  Please identify or explain the clinical milestones across your pipeline and how they provide catalysts for value growth.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 107 of the Confidential Registration Statement.

Risks Associated with Our Business, page 4

7.                                                  Please expand the seventh bullet point to highlight that you rely on single source manufacturers for the active pharmaceutical ingredients in your product candidates. Please also expand the eighth bullet point to highlight that you have in-licensed your entire product candidate portfolio.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 5 of the Confidential Registration Statement.

Implications of Being an Emerging Growth Company, page 5

8.                                                  Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully advises the Staff that it will provide copies of the written communications, as defined in Rule 405 under the Securities Act, that it uses in meetings with potential investors in reliance on Section 5(d) of the Securities Act on a supplemental basis. Such materials will only be made available for viewing by such investors during the Company’s presentation. Pursuant to Rule 418 under the Securities Act, such copies shall not be deemed to be filed with, or a part of or included in, the Confidential Registration Statement, as amended from time to time. Additionally, pursuant to Rule 418(b) under the Securities Act, the Company will request that the Staff return copies of such materials to the Company. Other than these materials, the Company will not provide, and will not authorize any person to provide, any written materials in reliance on Section 5(d) of the Securities Act. The Company will undertake to provide the Staff with copies of any additional written communications that are presented to potential investors by it or anyone authorized to do so on its behalf in reliance on Section 5(d) of the Securities Act, whether or not such potential investors retain copies of the communications.

An active trading market for our Class A common shares may not develop..., page 68

9.                                                  We note your statement that you anticipate that your Class A common shares will be approved for listing on The Nasdaq Global Market. If your offering is not contingent on listing approval, please include a risk factor describing the consequences of not being listed and revise your cover page to clarify that the offering is not contingent on obtaining a listing on the Nasdaq Global Market.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the offering is contingent on the Company’s Class A common shares being approved for listing on The Nasdaq Global Market.

Use of Proceeds, page 80

10.                                           Please expand your discussion to quantify the proceeds you expect to use to fund each of your clinical and pre-clinical programs. Additionally, it appears from your disclosure that the proceeds from the offering will not be sufficient to fund development of your product candidates through regulatory approval and commercialization. Please indicate how far the proceeds from the offering will allow you to proceed with the continued development of your product candidates. Please also disclose the sources of other funds needed to reach regulatory approval and commercialization for each product candidate. Refer to Instruction 3 to Item 504 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that, upon identifying the estimated net proceeds from the offering, it will include, in a subsequent amendment to the Confidential Registration Statement, estimated dollar amounts to quantify the net proceeds the Company expects to use to fund its clinical and pre-clinical programs, an indication of how far the proceeds from the offering will allow the Company to proceed with the continued development of its product candidates and the sources of other funds needed to reach regulatory approval and commercialization for each product candidate.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Significant Judgments and Estimates Share-Based Compensation, page 101

11.                                           Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Response: The Company acknowledges the Staff’s comment and will provide the Staff with the analysis requested once the Company has an estimated offering price or range.

Business

ARCALYST (rilonacept), page 107

12.                                           We note that ARCALYST is approved in the US for CAPS, cold familial autoinflammation syndrome and Muckle-Wells syndrome. Please clarify whether the product is commercially available for these indications. If it is, please clarify how long it has been commercially available and disclose any reported serious adverse events.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 105, 108 and 111 of the Confidential Registration Statement.

13.                                           We note your disclosure of the most serious adverse events trial participants experienced in the clinical trials of ARCALYST. Please also disclose any serious adverse events or state that there were not any serious adverse events.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 111 of the Confidential Registration Statement.

Mavrilimumab, page 110

14.                                           Please revise the “Mechanism of Action” discussion to delete “successfully, clinically relevant and statistically -significant effect mavrilimumab had on primary and secondary efficacy measures in multiple Phase 2 trials.” Efficacy is a determination that is solely within the authority of the FDA. Therefore, it is not appropriate to claim that these studies showed efficacy. You may describe the primary and secondary endpoints, provide data indicating the achievement of the endpoints and any statistical measures relating to the significance of the data.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 112 of the Confidential Registration Statement.

License and Acquisition Agreements, page 117

15.                                           Please revise the descriptions of your agreements with Medimmune and Biogen to disclose the royalties within a ten point range for each tier. You may disclose the aggregate range and indicate the number of tiers or you may disclose a range for each tier.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 100, 101, 119, 120, F-27 and F-30 of the Confidential Registration Statement.

16.                                           For each agreement, please clarify when the royalty provisions terminate.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 120 of the Confidential Registration Statement.

Intellectual Property, page 121

17.                                           Please expand your disclosure to specify the number of U.S. and foreign patents and the relevant foreign jurisdictions where you have issued patents or pending patent applications. Refer to Item 101(c)(iv) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 123 of the Confidential Registration Statement.

General

18.                                           Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response: The Company respectfully advises the Staff that it does not intend to include any additional graphics in the prospectus other than the graphics that are presently included in the Confidential Registration Statement. If following the date of this letter the Company determines to include additional graphics in the prospectus it will provide proofs to the Staff prior to its use

Very truly yours,

/s/ Nathan Ajiashvili

Nathan Ajiashvili
of LATHAM & WATKINS LLP

cc:	Sanj K. Patel, Kiniksa Pharmaceuticals, Ltd.

Thomas Beetham, Kiniksa Pharmaceuticals, Ltd.

Johan V. Brigham, Latham & Watkins LLP

Stephen W. Ranere, Latham & Watkins LLP

Patrick O’Brien, Ropes & Gray LLP